Exhibit 12.1

Regal Entertainment Group
Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	Year Ended 1/1/2009	Year Ended 12/31/2009	Year Ended 12/30/2010	Year Ended 12/29/2011	Year Ended 12/27/2012
Pretax Income	$186.4	$157.2	$126.0	$57.8	$235.9
Fixed Charges
Interest Expense, net of capitalized interest	127.7	143.9	144.1	147.7	133.7
Interest Capitalized	0.7	0.3	—	0.1	0.2
Amortization of Debt Costs	7.0	8.9	6.9	4.0	3.6
One-third of Rent Expense	121.1	126.3	127.4	127.2	128.1
Total Fixed Charges	256.5	279.4	278.4	279.0	265.6
Earnings	442.9	436.6	404.4	336.8	501.5
Ratio of Earnings to Fixed Charges	1.7x	1.6x	1.5x	1.2x	1.9x
Rent Expense	$363.3	$378.8	$382.3	$381.5	$384.4